

USA VIDEO INTERACTIVE CORP.

February 18, 2003



03007075

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C.   20549

FILE #82-1601

Dear Sir/Madam:

> **Re: USA Video Interactive Corp. (the *"Company"*)**
> <u>**News Release**</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.



February 18, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com)

The Company is pleased to announce that it has closed the private placement announced in its Press Releases dated February 7, 2003 and February 12, 2003.. The Company has issued 2,750,000 common shares at an issue price of $0.0657 US ($0.10 Cdn.) per share and 2,750,000 warrants authorizing the holders to purchase one common share each at a price of $0.0657 US ($0.10 Cdn.) per share exercisable on or before February 14, 2005. Two of the Company's officers and directors, namely Edwin Molina, President, and Anton J. Drescher, Chief Financial Officer, participated in the private placement, each purchasing 250,000 units. As a result of this private placement, Anton J. Drescher will hold 5.78% of the Company's common shares and Edwin Molina will 5.15% of the Company's shares, assuming that their warrants attached to this financing are exercised. No other related parties participated in the private placement. The 2,750,000 common shares issued as part of the units and any shares issued upon exercise of the warrants are subject to a 12-month hold period, which ends on February 14, 2003. The completion of this private placement will not result in a change of control of the Company. The private placement proceeds will be used for the ongoing marketing of the Company's Video-on-Demand™ technology, for patent enforcement, including the pursuit of licensing agreements and for general working capital.

About USA Video Interactive Corp.
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com